December 19, 2018

United States Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Attn: Michael Killoy

Re:	Iconic Brands, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 12, 2018
File No. 333-227420

Dear Mr. Killoy:

The following responses of Iconic Brands, Inc. (the “Company,” “we” or “us”) are being provided in response to the comments in your letter dated December 17, 2018, regarding the above-listed Registration Statement for the Company. We have copied your comments in bold and italics followed by the Company’s response. Certain revisions have been made in response to your comments in Amendment No. 4 to the Registration Statement filed concurrently herewith.

Amendment No. 3 to Form S-1

Risk Factors, page 4

1. Please add a separate risk factor and include your responses to comments 1 and 2 in the risk factor. Your revised disclosure should address the reason for deferring the proposed reverse stock split. For example, explain why your notice to FINRA regarding the proposed reverse stock split is deemed insufficient. We also note the statement in your response that you believe that FINRA approval is likely, but cannot be certain. Disclose any material risk in the event FINRA does not approve the reverse stock split.

Please note that the Company’s request to FINRA to process the announcement of its reverse split is not deficient. FINRA has elected to wait for the effectiveness of the Registration Statement and has not given a reason. The Company has promptly responded to all requests from FINRA and provided them with all requested documentation. FINRA has stated that it requires no further documents or action from the Company, but in its discretion, it has elected to hold up our announcement pending effectiveness of the Registration Statement.

We asked FINRA for further clarification on its position and received the following response:

“Based on the currently available information, FINRA will proceed with processing the requested Reverse Split once the Issuer’s S-1 has been declared effective by the SEC. Please keep in mind, however, that FINRA is unable to guarantee effectiveness of the Reverse Split on a specific date.

U.S. Securities and Exchange Commission

December 19, 2018

Please also keep in mind that FINRA reserves the right to extend the review process should there be any material changes to this request. Barring any new information or changes, however, effectiveness of the S-1 is currently the only outstanding item at this time.”

Because the Company controls the timing of the reverse split, it would prefer to time the reverse split with FINRA’s announcement of the corporate action. The Company will still proceed with the reverse split regardless of FINRA approval. The Company has added the risk factor below in Amendment No. 4 to the Registration Statement, filed concurrently herewith, reflecting the risks it believes may arise if FINRA were to deny the processing of the Company’s announcement:

“If FINRA does not process our request for announcement of our reverse stock split, the market for our common stock may be negatively impacted.

The Company has requested that FINRA process the announcement of its proposed reverse split. FINRA has authority to review certain corporate actions, such as our reverse split, pursuant to FINRA Rule 6490. FINRA has indicated to us that it will process the announcement of our reverse split following the effectiveness of this Registration Statement. FINRA, will not formally commit to taking this action prior to the effectiveness of the Registration Statement, and it has not provided us with a reason for delaying the processing of our announcement. Once the reverse split is complete, the Company will promptly file a post-effective amendment to this Registration Statement.

We do not need FINRA’s approval to conduct the reverse split. However, FINRA’s processing of corporate announcements and listing them on its website give legitimacy to such actions. Releasing corporate announcements in this manner is also common practice in the market in which our stock trades. FINRA’s processing and reporting of a corporate action gives investors confidence that such an action has indeed taken place and in the proper manner. If FINRA does not timely process our request and announce the reverse split, investors may lose confidence in our stock and its price may decline. Without FINRA’s approval of our announcement, broker-dealers may refuse to process orders for our stock and our investors will be unable to sell their shares and the price for our stock will decline.”

Index to Financial Statements, page F-1

2. We note from the disclosure on page 3 and 8 that you do not have enough authorized shares to issue stock for the exercise of all the Warrants and the conversion of all the Series E Shares. You state that any further issuances of shares of common stock would require that you repurchase existing shares, obtain the consent of a majority of your shareholders to increase the authorized shares of common stock or effectuate a reverse split of your common stock. In addition, we note from your response to comment 1, that you do not know when you will effect a reverse stock, therefore it appears that the settlement of your outstanding preferred stock is not controlled by you. Based on this, please provide us with a detailed discussion of how you determined your outstanding preferred stock should continue to be reported as permanent equity. Please cite the specific authoritative accounting literature you utilized to support your accounting treatment.

The settlement of the Company’s outstanding Series E Preferred Stock (the “Series E Shares”) is controlled by the Company’s management.

First, in our verbal communications with the Staff, we have overstated FINRA’s influence over the effectiveness of a reverse stock split. FINRA has been tasked with processing corporate action announcement requests by companies, such as this issuer, that trade in the over-the-counter marketplace rather than on a national securities exchange. Given the negative consequences in the marketplace of taking a corporate action without proper notice through FINRA (see our risk factor added above under comment no. 2), the Company prefers to conduct the reverse split upon FINRA’s announcement of the reverse split. However, FINRA is not responsible for approving or disapproving the action the company is taking, and FINRA does not review such requests for a company’s compliance with any federal, state or other regulatory requirements.[1] Therefore, although FINRA plays a role in processing the corporate action, there is no entity or group that could prevent the Company from effectuating a reverse split under applicable state corporate law.

U.S. Securities and Exchange Commission

December 19, 2018

Second, through his ownership of the one share of Series A Preferred Stock (which entitles the holder to two votes for every share of Common Stock Deemed Outstanding), Mr. Richard DeCicco has voting control of the Company. Further, Mr. DeCicco has already provided written consent to the Company for an increase in the number of authorized shares of common stock and/or vote to effectuate a reverse stock split if and when necessary for Iconic to have a sufficient number of authorized shares to enable the issuance of additional common shares as a result of any notices of conversion from convertible preferred stockholders and/or any notices of exercise from warrant holders. This consent is evidenced by both a signed majority written consent of the Iconic shareholders, and a signed unanimous written consent of the Iconic directors (of which Mr. DeCicco is one of two members).

Therefore, the settlement of our outstanding preferred stock is controlled by the Company, not the holders of Series E Shares or warrants, and thus should continue to be reported as permanent equity. In determining whether the Series E Shares must be classified as temporary equity, the Company conducted the following analysis:

ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified outside of permanent equity (in the “mezzanine” equity or “temporary” equity section), if it is redeemable:

•	At a fixed or determinable price on a fixed or determinable date,

•	At the option of the shareholder, or

•	Upon the occurrence of an event that is not solely within the control of the reporting entity.

The Series E Shares are not redeemable at a fixed price or on a fixed date.

The shareholder has the option to convert the Series E Shares into shares of common stock, but not into cash or other assets of the Company. There are no obligations to repurchase the Series E Shares or to transfer assets to do so. The Series E Shares are convertible into a fixed number of shares.

As explained above, all corporate action has already been taken to approve the reverse split. Mr. DeCicco is the controlling shareholder, director and Chief Executive Officer. Mr. DeCicco, and thereby the Company, has control of whether there will be sufficient shares of common stock for conversion of the Series E Shares. As further explained above, FINRA does not control the occurrence of the reverse split. It only approves the processing of the announcement of the corporate action.

In addition, ASC 815-40-25-11 and 12 discuss an entity’s control over net share or physical settlement of a contract such as preferred stock. While these subsections focus on the delivery of registered versus unregistered shares in contracts involving an issuer’s own equity, it is analogous to this situation. A determination of whether a contract shall be classified as permanent equity centers on whether or not the entity can control the delivery of required shares. In the case at hand, and while the analogous conditions of ASC 815-40-25-13 are nonetheless satisfied, the reverse split necessary to allow the issuance of common stock underlying the Series E Shares is entirely within the entity’s control. Accordingly, the Company’s disclosure on pages 3 and 8 of the Prospectus has been revised to reflect the fact that the reverse split has been approved by all necessary parties and will be effectuated within ten (10) business days of the effective date of the registration statement.

1 See http://www.finra.org/investors/highlights/corporate-actions-public-companies-what-you-should-know.

U.S. Securities and Exchange Commission

December 19, 2018

Exhibits

3. We note that exhibit 5.1 reflects 240,000 shares, but the filing registers 240,000,000 shares. Please advise us if the opinion assumes the company is able to take corporate action that will permit selling shareholders to receive all common stock in the offering.

The number of shares was not properly reflected in the filed version of the opinion. A corrected version of the opinion has been filed concurrently herewith.

Because the Company is able to take corporate action to permit the selling shareholders to receive all common stock in the offering, the opinion does not rely on such an assumption. Furthermore, all necessary corporate action has already been taken to authorize the Company’s management to conduct the reverse split. Shareholders representing a majority of all shareholder votes and the Company’s Board of Directors have approved the reverse split.

Thank you for your time and attention to this matter. If you have any questions, please do not hesitate to contact me at 801.433.2453 or bal@clydesnow.com.

Very truly yours, CLYDE SNOW & SESSIONS

By:	/s/ Brian A. Lebrecht
Brian A. Lebrecht